UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ARVANA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

043279 20 7

(CUSIP Number)

Altaf Nazerali

3001-788 Richards Street

Vancouver, British Columbia

Canada V6B 0C7

Telephone: (604) 628-7597

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 043279 20 7

1.	NAMES OF REPORTING PERSONS.	Altaf Nazerali
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION.	CANADA

NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	2,639,180 (direct and indirect)
8.	SHARED VOTING POWER	0
9.	SOLE DISPOSITIVE POWER	2,639,180 (direct and indirect)
10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,180 shares of common stock (direct and indirect ownership)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

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ITEM 1. SECURITY AND ISSUER

Common Stock, $0.001 par value, of Arvana Inc., a Nevada corporation with principal executive offices located at 299 South Main Street, 13th Floor, Salt Lake City, Utah 84111

ITEM 2. IDENTITY AND BACKGROUND

(a)	Altaf Nazerali
(b)	3001-788 Richards Street, Vancouver, British Columbia V6B 0C7 Canada
(c)	Business consultant
(d)	No
(e)	No
(f)	Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The reporting person and one of entities owned by the reporting person entered into debt settlement agreements with the issuer to extinguish debt while the other entity was compensated for services rendered to the issuer in exchange for an aggregate of 2,605,600 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

A general investment held by the reporting question with respect to the shares reported herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) 2,639,180 shares of Common Stock or 57% of the issuer

(b) 2,639,180

(c) The reporting person and two entities owned by the reporting person entered into debt settlement agreements with the issuer to extinguish debt in exchange for an aggregate of 2,605,600 shares of Common Stock

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The reporting person and two entities owned by the reporting person entered into debt settlement agreements with the issuer to extinguish debt in exchange for an aggregate of 2,605,600 shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1	Nazerali Settlement Agreement and Release dated November 10, 2020
10.2	IPM Settlement Agreement and Release dated November 10, 2020
10.3	Consulting Agreement dated October 1, 2019

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2020

Date

/s/ Altaf Nazerali

Signature

Altaf Nazerali

Name

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

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